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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Monolithic System Technology, Inc.
(Name of Subject Company (Issuer))

Mountain Acquisition Sub, Inc. (Offeror)
 Synopsys, Inc. (Parent of Offeror)
 (Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

609842 10 9
(CUSIP Number of Class of Securities)

Rex S. Jackson, Esq.
Vice President and General Counsel
Synopsys, Inc.
700 East Middlefield Road
Mountain View, California 94043
Tel: (650) 584-5000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Timothy J. Moore, Esq.
David A. Lipkin, Esq.
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
Tel: (650) 843-5000
Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$474,162,741	$60,076.42

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $13.50 (the Offer Price) and (ii) 35,123,166, the maximum number of shares of Monolithic System Technology, Inc. common stock to be acquired in the tender offer (including 4,153,051 shares of Monolithic System Technology, Inc. common stock issuable upon the exercise of outstanding options).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory 7 for Fiscal Year 2004 (updated), issued by the Securities and Exchange Commission on January 26, 2004, equals 0.012670% of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$60,076.42	Filing Party:	Synopsys, Inc.
Form or Registration No.:	SC TO-T	Date Filed:	March 22, 2004
☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
        ☒    third-party tender offer subject to Rule 14d-1.
        ☐    issuer tender offer subject to Rule 13e-4.
        ☐    going-private transaction subject to Rule 13e-3.
        ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on March 22, 2004, as amended by Amendment No. 1 and Amendment No. 2 thereto filed with the Commission on April 1, 2004 and April 8, 2004, respectively (as amended, the "Schedule TO"), by Synopsys, Inc., a Delaware corporation ("Synopsys"), and Mountain Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Synopsys, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monolithic System Technology, Inc., a Delaware corporation ("MoSys"), at a purchase price of $13.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2004 (the "Offer to Purchase"), and in the Letter of Transmittal, copies of which have been filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively (which collectively, together with any amendments or supplements thereto, collectively constitute the "Offer").

        On April 16, 2004, Synopsys, Inc. terminated the Agreement and Plan of Merger and Reorganization dated as of February 23, 2004 (the "Merger Agreement"), by and among Synopsys, the Purchaser and MoSys, pursuant to the termination provisions of the Merger Agreement, no later than 8:56 p.m. on April 16, 2004. As a result of the termination of the Merger Agreement, the Offer was terminated and no shares of MoSys common stock were accepted for payment in the Offer by the Purchaser.

ITEM 12. EXHIBITS

Exhibit No.	Document
(a)(1)(A)*	Offer to Purchase, dated March 22, 2004.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Joint Press Release issued by Synopsys, Inc. and Monolithic System Technology, Inc. on February 23, 2004 (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 24, 2004).
(a)(5)(B)
First Quarter of Fiscal 2004 Earnings Conference Call, Monday, February 23, 2004, Transcript of the Remarks of Dr. Aart de Geus, Chairman and CEO of Synopsys, Inc. (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 25, 2004).
(a)(5)(C)*	Summary Newspaper Advertisement published in The New York Times on March 22, 2004.
(a)(5)(D)*	Press Release issued by Synopsys, Inc. on March 22, 2004.
(a)(5)(E)*	Press Release issued by Synopsys, Inc. on April 1, 2004.
(a)(5)(F)	Press Release issued by Synopsys, Inc. on April 16, 2004.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and Monolithic System Technology, Inc., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(2)
Form of Stockholder Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(3)*	Form of Noncompetition Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto.
(g)	Not applicable.
(h)	Not applicable.

*
Filed previously.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNTAIN ACQUISITION SUB, INC.
By:	/s/ REX S. JACKSON Name: Rex S. Jackson Title: Vice President and Secretary
SYNOPSYS, INC.
By:	/s/ REX S. JACKSON Name: Rex S. Jackson Title: Vice President, General Counsel and Corporate Secretary
Dated: April 20, 2004

Exhibit Index

Exhibit No.	Document
(a)(1)(A)*	Offer to Purchase, dated March 22, 2004.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Joint Press Release issued by Synopsys, Inc. and Monolithic System Technology, Inc. on February 23, 2004 (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 24, 2004).
(a)(5)(B)
First Quarter of Fiscal 2004 Earnings Conference Call, Monday, February 23, 2004, Transcript of the Remarks of Dr. Aart de Geus, Chairman and CEO of Synopsys, Inc. (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 25, 2004).
(a)(5)(C)*	Summary Newspaper Advertisement published in The New York Times on March 22, 2004.
(a)(5)(D)*	Press Release issued by Synopsys, Inc. on March 22, 2004.
(a)(5)(E)*	Press Release issued by Synopsys, Inc. on April 1, 2004.
(a)(5)(F)	Press Release issued by Synopsys, Inc. on April 16, 2004.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and Monolithic System Technology, Inc., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(2)
Form of Stockholder Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(3)*	Form of Noncompetition Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto.
(g)	Not applicable.
(h)	Not applicable.

*
Filed previously.

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  ITEM 12. EXHIBITS
SIGNATURES
Exhibit Index